Carlyle Select Trust

520 Madison Avenue, 38th Floor

New York, New York 10022

June 24, 2014

Via E-mail and EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Larry L. Greene

Re:	Acceleration Request for Carlyle Select Trust
Registration Statement (File Nos. 811-22928 and 333-193138)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Carlyle Select Trust (the “Registrant”) and Foreside Fund Services, LLC, as distributor (the “Distributor”) for Carlyle Enhanced Commodity Real Return Fund and Carlyle Core Allocation Fund, each a series of the Registrant, hereby request that the effective date of the Registrant’s Registration Statement (File Nos. 811-22928 and 333-193138) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on June 26, 2014, or as soon thereafter as practicable. In this regard, the Registrant is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Distributor is aware of its obligations under the Securities Act.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform William G. Farrar at Sullivan & Cromwell LLP at (212) 558-4940.

Very truly yours, Carlyle Select Trust

By:	/s/ Orit Mizrachi
	Name:	Orit Mizrachi
	Title:	Chief Operating Officer
Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks
	Name:	Mark Fairbanks
	Title:	President